Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at March 31, 2009. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended March 31, 2009.

(in Skr millions)
Senior debt(1)(2):	320,515.6

Subordinated debt(1):	4,078.7

Equity:
Share capital (3,990,000 shares issued and paid-up, par value Skr 1,000 each, made up of 2,579,394 Class A shares and 1,410,606 Class B shares)(3)	3,990.0
Fair-value reserves	264.6
Retained earnings	6,373.1
Net profit for the period	270.4
Total	10,898.1

Total capitalization	335,492.4

(1)                                  At March 31, 2009, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at March 31, 2009.

(2)                                  Unguaranteed and unsecured.

(3)                                  In accordance with our Articles of Association, our share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since March 31, 2009.